                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

           For the Month Ended                Commission file number
           November 30, 2005                  0-14884

            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F  X                  Form 40-F
                           ------                        -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                           No  X
                     ------                       -----

     If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-     N/A.

                           Total number of pages is 52

          Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

                                    CONTENTS

                              SAND TECHNOLOGY INC.


PRESS RELEASE DATED OCTOBER 31, 2005 ......................................   4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS..............................................................   6

AUDITORS' REPORT ..........................................................  27

CONSOLIDATED BALANCE SHEETS ...............................................  28

CONSOLIDATED STATEMENTS OF OPERATIONS .....................................  29

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ...........................  30

CONSOLIDATED STATEMENTS OF CASH FLOWS .....................................  31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ............................  32

[SAND TECHNOLOGY LOGO]
-----------------------------------------------------------------------------
                                    MEDIA:                INVESTOR RELATIONS:
                                    Jerry Shattner
                                    SAND Technology       de Jong & Associates,
                                    PR@SAND.COM           sndt@dejong.org
                                    +(1) 514/906-4173     +(1) 760/943-9065


PRESS RELEASE

                         SAND ANNOUNCES YEAR-END RESULTS

MONTREAL, OCTOBER 31, 2005: SAND(TM) Technology Inc. (OTCBB: SNDTF.OB) today reported revenues for the twelve months to July 31, 2005 of $6,096,033 against $5,349,214 for the same period last year and loss of ($0.57) per share compared to a loss last year of ($0.55) per share. All figures are in Canadian dollars.

 "Although our Revenue increased 14% over last year," notes Arthur Ritchie, President and Chief Executive Officer of SAND, "we have not yet achieved the results we are expecting for our shareholders. Over the past year, we have made many of the necessary investments in product development, messaging, marketing, and partnerships required to ensure the success of our newer SAND Searchable Archive product, which started shipping last year."

"We've enlisted the help of acknowledged industry expertise to help shape our strategy around this exciting product and now have it viewed as a required complementary technology for customers, rather than a threat to existing investments which sometimes hampered acceptance of our SAND Analytic Server product. We are confident that this year will begin to show the fruits of this changed product strategy and investment. Meanwhile, to ensure the financial health of the company through this period, we have made a number of operational and expense adjustments to substantially lower our burn rate while acquiring significant strength in our Sales, Marketing, and Board capabilities," added Ritchie.

ABOUT SAND TECHNOLOGY(R)

SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data. SAND Searchable Archive(TM) allows organizations to cost-effectively retain data for extended periods of time while SAND Analytic Server(TM) facilitates better business insight.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecom-munications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe. For more information, visit www.sand.com.

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

OCTOBER 31ST, 2005

SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEARS ENDED JULY 31, 2005 AND 2004

         IN CANADIAN DOLLARS
         -------------------

                                                              FOR THE YEARS ENDED JULY 31
                                              -----------------------------------------------------------
                                                         2005                           2004
                                                         ----                           ----
Net Sales                                            $ 6,096,033                    $ 5,349,214

Cost of Sales and Product Support                    $(1,754,138)                   $(1,652,369)

Research and Development Costs                       $(3,272,102)                   $(3,308,789)

Amortization of capital assets and acquired          $  (277,276)                   $  (242,488)
  technology

Selling, general and administrative expenses         $(8,317,831)                   $(7,604,541)

(Loss) from operations                               $(7,525,314)                   $(7,458,973)

Other Income                                         $   162,260                    $   329,043

(Loss) before income tax                             $(7,363,054)                   $(7,129,930)

Income taxes                                                ----                           ----

Net Income (Loss) earnings                           $(7,363,054)                   $(7,129,930)

Earnings (Loss) per share                            $     (0.57)                   $     (0.55)

Weighted average number of shares                     12,860,438                     13,079,649
  outstanding

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES TO THEM FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED JULY 31, 2005, AND THE INFORMATION INCLUDED IN THE ANNUAL REPORT OF THE CORPORATION. CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE," "MAY," "WILL," "SHOULD," "COULD," "WOULD," "EXPECT," "PLAN," "ANTICIPATE," "BELIEVE," "ESTIMATE," "CONTINUE," OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON OCTOBER 28, 2005. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS AND ARE PRESENTED IN CONFORMITY WITH CANADIAN GAAP. AS NOTED IN NOTE 13 TO THE FINANCIAL STATEMENTS, THERE ARE NO MATERIAL DIFFERENCES WHICH WOULD RESULT IN THE REPORTED AMOUNTS OF NET CONSOLIDATED EARNINGS FROM THE APPLICATION OF US GAAP. "FISCAL 2003", "FISCAL 2004" AND "FISCAL 2005" MEAN THE FISCAL YEARS OF THE CORPORATION ENDED JULY 31, 2003, JULY 31, 2004 AND JULY 31, 2005, RESPECTIVELY.

OVERVIEW

Sand Technology Inc. was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc. ("SAND").

Some years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi

Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. SAND was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, SAND sold its interest in HDS Canada to HDSC and withdrew from the mainframe computer market and the peripheral hardware market.

We then fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively known as the SAND Analytic Server and SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of Information Technology professionals, and to store that data with orders of magnitude more efficiently than what is generally possible using more traditional database products. The SAND Analytic Server, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use SAND's solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning. The addition in 2004 of the SAND Searchable Archive to our portfolio enhances our ability to deliver in these areas and adds capability in the efficient storage and retrieval of large amounts of historic data, facilitating regulatory and compliance applications.

Initially SAND offered products primarily as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it with the name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND Analytic Server product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the Telecommunications and Financial Services markets in the UK.

Sale of ClarityBlue

With the growth of ClarityBlue's successes in the market place, we were faced with ever-increasing demands for resources to fuel that growth. Often, ClarityBlue contracts involved investment in staff and infrastructure on our part that would only be recovered from the client over multiple years. At the same time, while ClarityBlue was generating strong reference customers for SAND products and proving their effectiveness as a platform for systems integrators to competitively stage large projects - our preferred distribution channel - the systems integration community - was wary of our "in-house" competition.

Meanwhile, industry analysts we consulted, who understood the need for us to initially "seed" ClarityBlue in order to provide "proof statements" of our product capabilities, began questioning, as did our management, whether a company of our size had the resources to both grow an integrator division and capitalize on the opportunity presented by the growing market acceptance of the SAND Analytic Server products.

As a result, the decision was taken to sell the ClarityBlue division by means of a management buyout to the management team operating ClarityBlue. The transaction was completed in 2003.

DEVELOPMENTS IN 2005

Because of ClarityBlue's demonstrated competitive edge through using the SAND Analytic Server as a high performance systems integration platform, we have secured effective partnerships with organizations acknowledged for their thought leadership in key application areas. While it may take some time for these partnerships with systems integrators and application vendors to mature into predictable revenue-producers, we now have the ability to both attract and develop these channels and to continue to benefit commercially from the relationship with ClarityBlue.

Products and Services

SAND initially developed a unique data storage and manipulation architecture known as the SAND Analytic Server, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need to be better managers.

The SAND Analytic Server, based on SAND's patented tokenized database engine, can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access. The SAND Analytic Server, or the Nucleus products upon which it is based, is already being used to provide fast measurable business benefit in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. These customers, often at the recommendation of systems integrators, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control. Increasingly as organizations shift the competitive landscape from operations to intelligence, these information intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

In 2004 we introduced a second patent protected product, the SAND Searchable Archive. This product builds on SAND's strength in advance data management to create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes.

The SAND Searchable Archive is substantially smaller than a traditional relational database but can be searched directly by business users using standard "business intelligence" tools. This is a breakthrough product which has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

The SAND Searchable Archive works with data from any corporate database and over time is suitable for version customization to support particular third party vendors' products. An initial contract is in place with SAP to develop a specialized version to support its customers' specific challenges in managing data growth.

The SAND Analytic Server and the SAND Searchable Archive incorporate a number of advanced technologies. Its development has already required, and will continue to require, substantial investment in research and development.

Marketing and Sales

Our corporate headquarters are located in Montreal where we also have development and sales resources. Offices in Kenilworth, New Jersey, McLean, Virginia and Pasadena, California, through SAND Technology Corporation ("SAND USA") support the development and distribution of the SAND Analytic Server and SAND Searchable Archive products in the United States.

We have relocated our offices in the United Kingdom to Camberley, southwest of London. We have an office in Hamburg, Germany, through SAND Technology Deutschland GmbH.

We have alliances or commercial relationships with, among others, SAP, Sun Microsystems, StorageTek, IBM, Microsoft, Oracle, Hyperion Software, Information Builders, Atos Origin, DunnHumby, FDI and TopEnd Solutions. The United States General Services Administration (GSA) has officially approved the addition of the SAND Analytic Server and SAND Searchable Archive products to a GSA Supply Schedule. In addition, we now have marketing arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

Our long-term direction for our high performance analytical infrastructure products is to insure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long-term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server and the SAND Searchable Archive as a key part of their offering.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our consolidated financial statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

In the fiscal year ended July 31, 2005, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, training and maintenance support. We recognize revenue from our license agreements when all the following conditions are met:

o    We have an executed license agreement with the customer;

o    We have delivered the software product to the customer;

o The amount of the fees to be paid by the customer is fixed and determinable; and

o    Collection of these fees is deemed probable.

Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the relative fair values of license, maintenance and implementation.

PRODUCT REVENUE

Currently, product revenue consists of the following:

o Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time-limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed and delivered, provided that we have vendor-specific objective evidence of fair value and all revenue recognition criteria are met.

o Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

During fiscal 2005, a marginal portion of our revenues came from solution sales in addition to software and services models. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. We also make a determination, including the contractual commitment to refund or pay penalties, related to the successful delivery under each agreement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on using the percentage of completion method based either on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

SAND reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

Our customers have traditionally been and continue to be reluctant to make large commitments in up-front license fees, especially in a tight capital budget allocation process that our customers generally face internally. Therefore, our revenues from license and maintenance arrangements have been and are expected to be lower until our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we will be using the residual method to record revenues for such new product sales. Under this method, for arrangements where we have undelivered elements, which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenue from implementation and customer service fees is recognized as the services are performed or as contractual milestones and acceptance criteria are met.

MAINTENANCE FEES

We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed-fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period.

RESULTS OF OPERATIONS

FISCAL 2005 COMPARED WITH FISCAL 2004

Revenue

Our sales in fiscal 2005 were $6,096,033, an increase of 14% from sales of $5,349,214 in fiscal 2004.

Our sales in fiscal 2005 in North America were $2,899,252, an increase of 93% from sales of $1,503,184 in fiscal 2004. In Europe, sales in fiscal 2005 were $3,196,781, a decrease of 17% from sales of $3,846,030 in fiscal 2004.

The increase in our revenues for fiscal 2005 is associated primarily with the implementation of the change to our business model. In North America the increase in revenue stems mostly from sales of product upgrades to existing customers and professional services, while we continue to fully engage other opportunities through our partners. Last year our newly established UK Office was in a transitional stage focusing primarily on positioning itself following the sale of ClarityBlue and selling product upgrades to the existing client base. This year, the UK office has restarted its business development process to reach new customers. The selling process has been longer than anticipated, thus creating a shortfall in the overall European revenues. This shortfall has been partially offset by increased revenues from our German operations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses increased by 9% to $8,317,831 for the fiscal year ended July 31, 2005 from $7,604,541 for the fiscal year ended July 31, 2004. The increase is primarily due to higher sales related costs such as commissions and marketing efforts to address different industry segments in North America and at the international level. During fiscal 2006, we anticipate that selling, general and administrative expenses will decline in absolute dollars as the impact of the cost reduction measures we executed in 2005 will show its full effect.

Research and Development Expenses

Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained relatively stable at $3,272,102 for the fiscal year ended July 31, 2005 compared to $3,308,789 for the fiscal year ended July 31, 2004. The relatively constant amount devoted to research and development expenses in absolute dollars reflects an actual reduction in costs of over 6% offset by a lower level of tax incentives received. This level of expenditures also reflects the current stage of development of the SAND Analytic Server and the SAND Searchable Archive. We believe that significant investment for research and development is important to maintain product and technical leadership and expect that we will continue to commit significant resources to research and development in the future. However, for fiscal 2006, we expect that research and development expenditures will decline in absolute dollars as the impact of the cost reduction measures we executed in 2005 will show its full effect.

Cost of Sales

Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 6% to $1,754,138 for the fiscal year ended July 31, 2005 from $1,652,369 for the fiscal year ended July 31, 2004. This increase, which reflects the increase in revenue, is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support and maintenance services. Cost of sales may vary due to the mix of services provided by our personnel relative to those provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

Losses from operations were higher for the fiscal year ended July 31, 2005, reaching an amount of $7,525,314 as compared to a loss of $7,458,973 for the fiscal year ended July 31, 2004. These results continue to reflect the transitional nature of the business and distribution model of SAND. During 2005, we took measures to reduce our overall cost base to enable us to lower the level at which we will reach profitability. Once profitability is reached, we will start reinvesting in commercial activities to a level that will favour growth in revenues and further profitability. Also, we incurred expenditures in improving our SAND Analytic Server, in bringing our SAND Searchable Archive to market and in establishing the infrastructure associated with our direct sales force in different industry segments. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND Analytic Server and the SAND Searchable Archive, and in establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

Cash and investments at July 31, 2005 were $5,615,912 compared with $12,601,393 at July 31, 2004. The decrease is mainly due to operating activities which used cash in an amount of $6,699,096. Investing activities used cash in an amount of $70,578 while financing activities used $215,807. We believe that we have sufficient internal resources available to fund our expected working capital requirement through fiscal 2006.

FISCAL 2004 COMPARED WITH FISCAL 2003

Revenue

Our sales in fiscal 2004 were $5,349,214, a decrease of 83% from sales of $31,682,536 in fiscal 2003.

Our sales in fiscal 2004 in North America were $1,503,184, a decrease of 56% from sales of $3,423,142 in fiscal 2003. In Europe, sales in fiscal 2004 were $3,846,030, a decrease of 86% from sales of $28,259,394 in fiscal 2003.

The substantial decrease in our revenues for fiscal 2004 is associated primarily with the change in business model. Our ClarityBlue division generated significant revenue associated with its systems integration and implementation assignments in Europe. Although our new model allows these types of assignments, the significance of these systems integration and implementation, revenues have decreased substantially. In North America, the decrease in revenue stems from caution related to sales and marketing expenses while we fully engage the new partner sales model.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses decreased by 54% to $7,604,541 for the fiscal year ended July 31, 2004 from $16,581,789 for the fiscal year ended July 31, 2003. The decrease is primarily due to the disposal of ClarityBlue and lower sales related costs such as commissions. The decrease was partially offset by the increased costs associated with marketing and sales efforts to address different industry segments in North America and at the international level. During fiscal 2005, SAND anticipates that selling, general and administrative expenses may decline as a percentage of total revenues.

Research and Development Expenses

Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained constant at $3,308,789 for the fiscal year ended July 31, 2004 compared to $3,310,709 for the fiscal year ended July 31, 2003. The relatively constant amount devoted to research and development expenses in absolute dollars reflects an actual reduction in costs of over 9% offset by a lower level of tax incentives received. This level of expenditures also reflects the current stage of development of the SAND Analytic Server and the SAND Searchable Archive. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. However, for fiscal 2005 we expect that research and development expenditures will not vary significantly in absolute dollars.

Cost of Sales

Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales decreased by 87% to $1,652,369 for the fiscal year ended July 31, 2004 from $12,510,215 for the fiscal year ended July 31, 2003. This decrease reflects the decrease in revenue. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel, relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

Losses from operations were higher for the fiscal year ended July 31, 2004, reaching an amount of $7,458,973 as compared to a loss of $1,797,002 for the fiscal year ended July 31, 2003. This reflects the transitional nature of fiscal 2004 from the sale of ClarityBlue towards the new business model of SAND. Also, the Company incurred expenditures in improving our SAND Analytic Server, bringing our SAND Searchable Archive to market and in establishing the infrastructure associated with our direct sales force in different industry segments. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND Analytic Server and the SAND Searchable Archive, and in establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

Cash and investments at July 31, 2004 were $12,601,393 compared with $20,344,426 at July 31, 2003. The decrease is mainly due to operating activities which used cash in an amount of $7,530,932. Investing activities used cash in an amount of $529,742 while financing activities generated $317,641 as a result of the collection of the Balance of Sale receivable from ClarityBlue.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other information in the Annual Report, the following factors should be considered in evaluating SAND and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

o WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

Because we have not been profitable in four out of our last five fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $8,522,676 in fiscal 2001, $14,812,001 in the fiscal 2002, $7,129,930 in fiscal 2004 and $7,363,054 for the fiscal year ended July 31, 2005. Although, fiscal year 2003 was profitable, the profit was due to the gain from the sale of ClarityBlue, which amounted to $11,757,280. Had we not sold ClarityBlue, we would have shown a loss of $1,964,199. We expect to continue to incur losses in the near future and possibly longer. Although our expenses materially decreased as a result of the sale of ClarityBlue, so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the USA and international markets as well as other specific markets in order to achieve future sales growth. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

We expect to continue to incur substantial operating expenses in the foreseeable future in relation to our revenue base and our operating results will be adversely affected if our revenues do not increase. We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

o OUR DIFFICULTY IN ACCURATELY FORECASTING OUR RESULTS FROM QUARTER TO QUARTER MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

o BECAUSE WE ARE NOW SEEKING TO SECURE EFFECTIVE PARTNERSHIPS WITH SYSTEMS INTEGRATORS AND APPLICATION VENDORS, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

Your evaluation of our business is more difficult because we are moving to secure effective partnerships with systems integrators and application vendors which may take some time to mature into predictable revenue producers. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

o    WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

Though we plan to continue to sell our products through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada, the United Kingdom and Germany, direct sales will still play an important role in developing important reference accounts in new markets. Competition for sales personnel qualified for these positions is intense. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON KEY PERSONNEL.

Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

o    OUR PRODUCT SALES CYCLE IS LENGTHY.

The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of the SAND Analytic Server and the SAND Searchable Archive is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it may takeus a substantial amount of time to generate revenue from our sales effort.

o    WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our SAND Analytic Server and SAND Searchable Archive effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

We compete in the highly competitive computer software industry as a result of bringing our SAND Analytic Server and more recently the SAND Searchable Archive to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Hyperion Software and Actuate;

- database vendors that offer products, which operate specifically with their proprietary database, such as Microsoft, IBM, and Oracle Corporation;

- other companies that may in the future announce offerings of enterprise business intelligence solutions.

Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners including systems integrators and application vendors may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our fluctuating stock price or our financial condition.

We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

Although the sale of ClarityBlue has reduced the importance of revenues earned outside North America, these revenues are expected to be significant nonetheless in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 89%, 72% and 52% of our total revenue for fiscal 2003, 2004 and 2005, respectively. We have sales offices in the United Kingdom and Germany.

A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

o WE CURRENTLY DEPEND ON SALES OF THE SAND ANALYTIC SERVER AND THE SAND SEARCHABLE ARCHIVE TO GENERATE MOST OF OUR REVENUE.

We expect the sale of our SAND Analytic Server and SAND Searchable Archive to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition, and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND Analytic Server, SAND Searchable Archive and our Nucleus Product Suite, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND Analytic Server, SAND Searchable Archive and our Nucleus Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

o AS A RESULT OF THEIR COMPLEXITY, OUR PRODUCTS MAY CONTAIN UNDETECTED ERRORS, FAILURES OR VIRUSES AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

o    THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have seven United States patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that our suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

RISKS WHICH MAY AFFECT THE VALUE OF OUR CLASS A COMMON SHARES

o    SHARES ELIGIBLE FOR FUTURE SALE.

Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

We are authorized to issue an unlimited number of Class A common shares, of which 12,818,189 shares are outstanding as of October 28, 2005, and we have reserved an additional 1,080,000 Class A common shares for future issuance. The issuance of these authorized or reserved shares could dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class

A common shares. We have granted rights to purchase 1,080,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$7.00 per share.

o THE PRICE OF OUR CLASS A COMMON SHARES ON THE OTC BULLETIN BOARD IS LIKELY TO BE VOLATILE.

Our Class A common shares are currently listed on the OTC Bulletin Board ("OTCBB") under the symbol SNDTF.OB. Prior to August 9, 2005, our class A common shares were traded on the Nasdaq SmallCap Market. Our share price, which has ranged from a low of US$0.22 to a high of US$0.96 during the past twelve months, could be subject to wide fluctuations. The volume of trading in our Class A common shares on the OTCBB has not been substantial. As a result, even small dispositions or acquisitions of our Class A common shares in the public market could cause the market price to fall or increase substantially. Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

o    EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US.

Our executive officers and directors, together with entities affiliated with such individuals, beneficially own approximately 27.8% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 17.7% of SAND's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 8.0% of our Class A common shares, while George Wicker, Chief Risk Officer of SAND Technology Corporation, beneficially owns 2.1% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of SAND's directors and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

o OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our company.

o THE RIGHTS THAT MAY HAVE BEEN AND MAY IN FUTURE BE GRANTED TO OUR SHAREHOLDERS MAY ALLOW OUR BOARD AND MANAGEMENT TO DETER A POTENTIAL ACQUISITION OF OUR COMPANY.

Our Board of Directors adopted a shareholders rights plan which was ratified by our shareholders on December 16, 2003. Our shareholders will be asked to renew and continue the shareholders rights plan at a forthcoming meeting of the shareholders. Under the plan, rights to purchase Class A common shares have been issued to holders of Class A common shares. The rights become exercisable under certain circumstances in which someone acquires 20% or more of our outstanding Class A common shares. As a result of the plan, anyone wishing to take-over the company may be forced under certain circumstances to negotiate a transaction with our Board of Directors and management or comply with certain bid criteria in order not to trigger the exercise of rights. This could prolong the take-over process and, arguably, deter a potential bidder.

                    CONSOLIDATED FINANCIAL STATEMENTS OF

                    SAND TECHNOLOGY INC.

                    JULY 31, 2005, 2004 AND 2003

[DELOITTE LOGO]                                           Deloitte & Touche LLP
                                                          1 Place Ville Marie
                                                          Suite 3000
                                                          Montreal QC  H3B 4T9
                                                          Canada

                                                          Tel: (514) 393-5194
                                                          Fax: (514) 390-4104
                                                          www.deloitte.ca



REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of Sand Technology Inc.

We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards of the Public Company Accounting Oversight Board in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion.


/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

September 16, 2005



COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented such as those described in Note 1 to the consolidated financial statements of the Corporation. Our report to the Shareholders and Board of Directors, dated September 16, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the report of independent registered Chartered Accountants when the change is properly accounted for and adequately disclosed in the financial statements.


/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

September 16, 2005

                                                       Member of
                                                       Deloitte Touche Tohmatsu

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2005 AND 2004
(IN CANADIAN DOLLARS)

                                                                                      2005                2004
------------------------------------------------------------------------------------------------------------------
                                                                                       $                   $
ASSETS
Current assets
  Cash and cash equivalents                                                         5,615,912          12,601,393
  Accounts receivable, net (Note 5)                                                 1,561,613           2,364,655
  Prepaid expenses                                                                    127,731             188,680
------------------------------------------------------------------------------------------------------------------
                                                                                    7,305,256          15,154,728

Capital assets, net (Note 2)                                                          296,735             392,585
Other assets, net (Note 3)                                                            332,540             443,388
------------------------------------------------------------------------------------------------------------------
                                                                                    7,934,531          15,990,701
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
  Accounts payable and accrued liabilities                                          1,485,597           1,881,113
  Deferred revenue                                                                  1,447,992           1,554,785
  Deferred credits                                                                    166,243             195,581
------------------------------------------------------------------------------------------------------------------
                                                                                    3,099,832           3,631,479
------------------------------------------------------------------------------------------------------------------

Commitments (Note 8)

SHAREHOLDERS' EQUITY
  Common stock (Note 4)
    Authorized
      An unlimited number of Class "A" common shares, without
        par value
      Issued and outstanding
        12,818,189 Class "A"common shares
          (12,997,551 in 2004)                                                     38,024,756          38,556,828
      Contributed surplus (Note 4(b))                                                  74,000              49,000
    Deficit                                                                       (33,264,057)        (26,246,606)
------------------------------------------------------------------------------------------------------------------
                                                                                    4,834,699          12,359,222
------------------------------------------------------------------------------------------------------------------
                                                                                    7,934,531          15,990,701
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

             See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)

                                                                             2005                  2004               2003
------------------------------------------------------------------------------------------------------------------------------
                                                                               $                     $                  $

REVENUE                                                                    6,096,033             5,349,214         31,682,536
------------------------------------------------------------------------------------------------------------------------------

Operating expenses
  Cost of sales and product support                                        1,754,138             1,652,369         12,510,215
  Research and development, net (Note 5)                                   3,272,102             3,308,789          3,310,709
  Amortization of capital and other assets                                   277,276               242,488          1,076,825
  Selling, general and administrative expenses                             8,317,831             7,604,541         16,581,789
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                  13,621,347            12,808,187         33,479,538
------------------------------------------------------------------------------------------------------------------------------

Loss from operations                                                      (7,525,314)           (7,458,973)        (1,797,002)
------------------------------------------------------------------------------------------------------------------------------

Other income
  Interest income                                                            162,260               329,043             14,939
  Gain on sale of subsidiary (Note 7)                                              -                     -         11,757,280
------------------------------------------------------------------------------------------------------------------------------
                                                                             162,260               329,043         11,772,219
------------------------------------------------------------------------------------------------------------------------------

(Loss) income before income taxes                                         (7,363,054)           (7,129,930)         9,975,217
------------------------------------------------------------------------------------------------------------------------------

Income taxes (Note 6)
  Current                                                                          -                     -             13,136
  Future                                                                           -                     -            169,000
------------------------------------------------------------------------------------------------------------------------------
                                                                                   -                     -            182,136
------------------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                         (7,363,054)           (7,129,930)         9,793,081
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Basic and diluted (loss) earnings per share (Note 4)                           (0.57)                (0.55)              0.74
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Basic and diluted weighted average number of common shares
  outstanding                                                             12,860,438            13,079,649         13,189,124
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


Approved by the Board of Directors:

    /s/ ARTHUR G. RITCHIE, DIRECTOR              /s/ MARC MALOUIN, DIRECTOR


             See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)

                                                         Common stock
                                                --------------------------------
                                                  Number of                                Contributed
                                                    shares             Amount                surplus              Deficit
                                                ----------------------------------------------------------------------------
                                                                         $                      $                    $

BALANCE, JULY 31, 2002                            13,209,427          39,185,351                                 (29,241,739)

Net income                                                                                                         9,793,081

Share repurchase                                     (45,100)           (133,787)                                     78,752
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2003                            13,164,327          39,051,564                                 (19,369,906)

Net loss                                                                                                          (7,129,930)

Stock-based compensation
  (Note 4(b))                                                                                  49,000

Share repurchase                                    (166,776)           (494,736)                                    253,230
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2004                            12,997,551          38,556,828               49,000            (26,246,606)

Net loss                                                                                                          (7,363,054)

Stock-based compensation
  (Note 4(b))                                                                                  25,000

Share repurchase                                    (179,362)           (532,072)                                    345,603
-----------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2005                            12,818,189          38,024,756               74,000            (33,264,057)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

             See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)


                                                                           2005                 2004                 2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                             $                    $                    $

OPERATING ACTIVITIES
  Net (loss) income                                                      (7,363,054)          (7,129,930)           9,793,081
  Items not affecting cash
    Amortization of capital and other assets                                277,276              242,488            1,076,825
    Stock-based compensation                                                 25,000               49,000                    -
    Gain on sale of subsidiary                                                    -                    -          (11,757,280)
    Provision for loan receivable                                                 -                    -              100,000
    Future income taxes                                                           -                    -              169,000

  Changes in non-cash operating working capital items
    Accounts receivable                                                     803,042              (23,787)          (4,509,208)
    Inventories                                                                   -                    -             (228,341)
    Prepaid expenses                                                         60,949               14,651             (926,014)
    Accounts payable and accrued liabilities                               (395,516)          (1,098,530)           4,977,197
    Deferred revenue                                                       (106,793)             415,176              695,600
-------------------------------------------------------------------------------------------------------------------------------
                                                                         (6,699,096)          (7,530,932)            (609,140)
-------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Increase in other assets                                                        -             (471,100)                   -
  Purchase of capital assets                                                (70,578)             (58,642)          (1,995,167)
  Proceeds from sale of subsidiary, net of
    cash and cash equivalents disposed (Note 7)                                   -                    -           17,663,577
-------------------------------------------------------------------------------------------------------------------------------
                                                                            (70,578)            (529,742)          15,668,410
-------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Repurchase of common shares                                            (186,469)            (241,506)             (55,035)
    Balance of sale receivable                                                    -              588,483             (588,483)
    Deferred credits                                                        (29,338)             (29,336)             (29,337)
-------------------------------------------------------------------------------------------------------------------------------
                                                                           (215,807)             317,641             (672,855)
-------------------------------------------------------------------------------------------------------------------------------

(Decrease) increase in cash and cash equivalents                         (6,985,481)          (7,743,033)          14,386,415
Cash and cash equivalents, beginning of year                             12,601,393           20,344,426            5,958,011
-------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                    5,615,912           12,601,393           20,344,426
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

There was a nominal amount of interest paid and no income taxes paid during the three-year period ended July 31, 2005.

Non-cash operating and investing activities
   Transaction costs incurred from sale of subsidiary                             -                    -             1,462,768


             See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server and the SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licencing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

     Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

     In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     REVENUE RECOGNITION (CONTINUED)

     Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the term of the contract.

     Revenues from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

     Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include unrestricted cash and highly liquid investments.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

       Furniture and equipment                   5 years
       Computer equipment                        3 years
       Leasehold improvements                    over the lease term

     OTHER ASSETS

     Other assets comprise contract costs and acquired technology.

     (i)  Contract costs

          Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and is amortized ratably over the term of the contract ending in 2008.

     (ii) Acquired technology

          The Corporation records its acquired technology at cost and amortized such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

     INCOME TAXES

     Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

     DEFERRED CREDITS

     Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

     DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

     In 2003, the Corporation early adopted the recommendations of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations". This Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed of. It replaced the disposal provisions of Property, Plant and Equipment, Section 3061, as well as Discontinued Operations, Section 3475. The Section:

     o    Provides criteria for classifying assets as held for sale;

     o Requires an asset classified as held for sale to be measured at fair value less cost to sell;

     o Provides criteria for classifying a disposal as a discontinued operation; and

     o Specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets.

     The adoption of this new Section did not have a material impact on these consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FOREIGN EXCHANGE TRANSLATION

     Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the year, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets.

     Translation losses and gains are included in operations.

     EARNINGS (LOSS) PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options is determined using the treasury stock method.

     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     The Corporation early adopted the amendments of Section 3870 of the CICA Handbook, "Stock-Based Compensation and Other Stock-Based Payments" on a prospective basis, effective August 1, 2003, as permitted by the standard. The adoption of this amendment resulted in stock-based compensation in the amount of $49,000, included in selling, general and administrative expenses with a corresponding credit to contributed surplus (see Note 4(b)).

     Prior to August 1, 2003, the Corporation recorded no compensation cost on the grant of stock options to employees (see Note 4(b)).

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     GUARANTEES

     As of August 1, 2003, the Corporation adopted the recommendations of CICA Accounting Guideline No. 14, "Disclosure of Guarantees".

     In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline No. 14.

     Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

     The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

     In addition, the Corporation has provided warranties as part of the sale of its subsidiary described in Note 7 for claims against it for conditions existing prior to the sale.

     IMPAIRMENT OF LONG-LIVED ASSETS

     As of August 1, 2003, the Corporation adopted the recommendations of CICA Handbook Section 3063, "Impairment of long-lived assets". This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     HEDGES

     As of August 1, 2003, the Corporation adopted the recommendations of CICA Accounting Guideline No. 13, "Hedging relationships". The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

     ADOPTION OF NEW ACCOUNTING POLICY

     As of August 1, 2004, the Corporation adopted Handbook Section 3110, "Asset retirement obligations", which focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

     FUTURE ACCOUNTING CHANGES

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES

     Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 is not expected to have an impact on the Corporation's results from operations or financial position.

     Financial instruments - disclosure and presentation

     The CICA issued revisions to section 3860 of the CICA Handbook, "Financial Instruments - Disclosure and Presentation". The revisions change the accounting for certain financial instruments that have liability and equity characteristics. These revisions come into effect for years begining on or after January 1, 2005. The Corporation does not have any instruments with these characteristics at this time.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Financial instruments - recognition and measurement

     The CICA issued section 3855 of the CICA Handbook, "Financial Instruments - Recognition and Measurement". The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and nonfinancial derivatives. This section requires that 1) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, 2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and 3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation is currently evaluating the impact of this section on the consolidated financial statements.

     Hedges

     The CICA recently issued section 3865 of the CICA Handbook, "Hedges". The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this section on consolidated financial statements.

     Comprehensive income

     The CICA recently issued section 1530 of the CICA Handbook, "Comprehensive income". The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

     Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

     The CICA also made changes to section 3250 of the CICA Handbook, "Surplus", and reissued it as section 3251, "Equity". The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, "Comprehensive income".

     Adopting these sections on August 1, 2007 will require the Corporation to begin reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

     -    comprehensive income and its components

     -    accumulated other comprehensive income and its components

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIANDOLLARS)
-------------------------------------------------------------------------------

2.   CAPITAL ASSETS

                                                                         2005
                                                    -----------------------------------------------
                                                                       Accumulated         Net book
                                                       Cost            amortization          value
                                                    ----------         ------------        --------
                                                         $                  $                  $
     Furniture and equipment                           320,113            317,189             2,924
     Computer equipment                                515,331            380,173           135,158
     Leasehold improvements                            287,610            128,957           158,653
     ----------------------------------------------------------------------------------------------
                                                     1,123,054            826,319           296,735
     ----------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------

                                                                         2004
                                                    -----------------------------------------------
                                                                       Accumulated         Net book
                                                       Cost            amortization          value
                                                    ----------         ------------        --------
                                                         $                  $                  $
     Furniture and equipment                           320,113            305,050            15,063
     Computer equipment                                444,753            255,313           189,440
     Leasehold improvements                            287,610             99,528           188,082
     ----------------------------------------------------------------------------------------------
                                                     1,052,476            659,891           392,585
     ----------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------

     Amortization expense of capital assets amounted to $166,428 in 2005 ($214,776 in 2004 and $1,031,395 in 2003).

3.   OTHER ASSETS

                                                                 2005                                2004
                                           ----------------------------------------------          --------
                                                           Accumulated           Net book          Net book
                                              Cost         amortization           value              value
                                            -------        ------------          --------          --------
                                               $                $                   $                  $
     Contract costs                         471,100          138,560              332,540           443,388
     ------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------

Amortization expense of contract costs and acquired technology amounted to $110,848 in 2005 ($27,712 in 2004 and $45,430 in 2003). The acquired technology was fully amortized as of July 31, 2003.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

4.   COMMON STOCK

     (a) AUTHORIZED

     An unlimited number of Class "A" common shares without par value

     2005 TRANSACTIONS

     The Corporation repurchased 276,038 Class "A" common shares for $316,307 under the program adopted on December 17, 2003, including 179,362 Class "A" common shares for $186,469 from August 1, 2004 to December 22, 2004.

     2004 TRANSACTIONS

     During the year, the Corporation repurchased 70,100 Class "A" common shares for $111,668 under the program adopted on October 15, 2002. On December 17, 2003, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 96,676 Class "A" common shares for $129,838 under this program from December 22, 2003 to July 31, 2004.

     2003 TRANSACTIONS

     On October 15, 2002, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the year, the Corporation repurchased 45,100 Class "A" common shares for $55,035 under this program.

     (b) STOCK OPTION PLANS

     The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the Nasdaq National Market System on the day prior to the date of grant. Options vest equally over a five-year period and the options' maximum term is ten years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

4.   COMMON STOCK (CONTINUED)

     (b)  STOCK OPTION PLANS (CONTINUED)

     Activity in the stock option plans for 2005, 2004 and 2003 was as follows:

                                               2005                       2004                        2003
                                      ----------------------      ---------------------      ----------------------
                                                    WEIGHTED                   WEIGHTED                    Weighted
                                                    AVERAGE                    AVERAGE                     average
                                      OPTIONS       EXERCISE      Options      EXERCISE      Options       exercise
                                       (000s)        PRICE         (000s)        PRICE        (000s)        price
                                      -----------------------------------------------------------------------------
                                       NUMBER         $US         Number          $US         Number         $US
     Outstanding,
       beginning of year               1,478          2.15         1,247          2.41          849           3.52
       Granted                           163          1.00           261          1.16          571           1.28
       Exercised                           -             -             -             -            -              -
       Forfeited                         520          1.89            30          4.58          173           4.08
                                      -----------------------------------------------------------------------------

     Outstanding,
       end of year                     1,121          2.10         1,478          2.15        1,247           2.41
                                      -----------------------------------------------------------------------------
                                      -----------------------------------------------------------------------------

     Options exercisable,
       end of year                       622          2.61           592          2.83          411           3.09
                                      -----------------------------------------------------------------------------
                                      -----------------------------------------------------------------------------

     The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of July 31, 2005:

                                                         Options outstanding                    Options exercisable
                                              -----------------------------------------        ---------------------
                                                               Weighted        Weighted                     Weighted
                                                               average         average                      average
                                               Options        remaining        exercise        Options      exercise
     Range of exercise prices                   (000s)           life           price          (000s)        price
     ---------------------------------------------------------------------------------------------------------------
         ($US)                                  Number           Years           US$           Number         US$
     (LESS THAN)1.00                              160           0.97            0.69            160           0.69
     1.00 to 1.99                                 647           7.89            1.03            203           1.05
     3.00 to 3.99                                  20           0.97            3.37             20           3.37
     4.00 to 4.99                                  45           2.45            4.42             45           4.42
     5.00 to 5.99                                 217           5.72            5.11            163           5.14
     6.00 to 6.99                                  28           4.05            6.36             27           6.36
     7.00 to 7.99                                   4           3.34            7.00              4           7.00
     ---------------------------------------------------------------------------------------------------------------
                                                1,121           6.03            2.10            622           2.61
     ---------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

4.   COMMON STOCK (CONTINUED)

     (b) STOCK OPTION PLANS (CONTINUED)

     The following table presents the weighted average assumptions used to determine the stock-based compensation expense, included in selling, general and administrative expenses for the years ended July 31, 2005 and 2004, using the Black-Scholes option-pricing model.

                                                                   2005               2004
                                                                -----------------------------
     Compensation cost                                             $25,000          $49,000

     Dividend yield                                                     -%               -%
     Expected volatility                                               90%              52%
     Risk-free interest rate                                          3.3%             4.4%
     Expected life                                                 7 YEARS          7 years
     Number of options granted                                     162,500          261,000


     For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair values of the stock options at grant dates, consistent with the method recommended under CICA Handbook
     Section 3870, the Corporation's earnings would have been reported at the pro forma amounts indicated below:

                                                           2005            2004           2003
                                                      --------------------------------------------
                                                             $               $              $

     Net (loss) income, as reported                     (7,363,054)    (7,129,930)      9,793,081
     Fair value of stock-based compensation               (103,603)       (93,686)       (104,763)
     ---------------------------------------------------------------------------------------------
     Pro forma net (loss) income                        (7,466,657)    (7,223,616)      9,688,318
     ---------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------

     Pro forma basic and diluted (loss)
       earnings per share                                    (0.58)         (0.55)           0.73
     ---------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------


     The fair value of stock options granted during 2003 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

     Risk-free interest rate                                        4.80%
     Dividend yield                                                    -%
     Expected volatility                                               87
     Expected life                                                7 YEARS

     (c)  EARNINGS (LOSS) PER SHARE

     For the years presented, the Corporation had outstanding options that could potentially dilute the earnings (loss) per share, but were excluded as they were anti-dilutive.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


5.   RESEARCH AND DEVELOPMENT

     Investment tax credits netted against research and development expenses and included in accounts receivable as at July 31, 2005 amounted to $200,000 ($370,496 and $747,426 in 2004 and 2003, respectively with no amounts receivable in both years).

6.   INCOME TAXES

     The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                                2005                2004              2003
                                                           ----------------------------------------------------
                                                                  $                  $                  $

     Income taxes (recovery) at Canadian statutory
       rates                                                  (2,368,000)         (2,266,000)        3,216,000
     Non-taxable amounts                                               -                   -          (628,000)
     Utilization of losses carried forward                             -                   -        (2,979,864)
     Non-recording of benefit from losses carried
       forward                                                (2,368,000)         (2,266,000)          574,000
     -----------------------------------------------------------------------------------------------------------
     Total income tax expense                                          -                   -           182,136
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------

     The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                                                                   2005                2004
                                                                               -------------------------------
                                                                                    $                   $
     Future tax assets
       Losses carried forward                                                    14,908,000         10,000,000
       Capital assets                                                               142,000            164,000
       Research and development                                                   3,400,000          2,900,000
     ----------------------------------------------------------------------------------------------------------
                                                                                 18,450,000         13,064,000

     Future tax liabilities
       Investment tax credits                                                        64,000             64,000
     -----------------------------------------------------------------------------------------------------------
     Net future income taxes                                                     18,386,000         13,000,000

     Less: valuation allowance                                                  (18,386,000)       (13,000,000)
     -----------------------------------------------------------------------------------------------------------
     Net future income taxes                                                              -                  -
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------


     The Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial, US, United Kingdom and German tax purposes of approximately $11,000,000 and $10,000,000, $19,000,000, (POUND)592,000 and (EURO)3,800,000, respectively, expiring at various dates to 2020. In addition, the Corporation has research and development expenditures carried forward of approximately $10,000,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $2,500,000, which can be applied against future federal income taxes payable, expiring at various dates to 2015. The benefits of these items have not been recognized in the financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


7.   SALE OF SUBSIDIARY

     On July 31, 2003, the Corporation sold its wholly-owned subsidiary, ClarityBlue Limited ("CBL") for total proceeds of $19,893,485 ((POUND)8,841,548), to a group of investors, which included members of senior management, resulting in a gain on disposal in the amount of $11,757,280 ((EURO)5,225,458) as follows:

                                                                                                 $

     Proceeds:
          Cash consideration received at closing                                              19,305,002
          Balance of sale receivable, non-interest bearing                                       588,483
     ----------------------------------------------------------------------------------------------------
                                                                                              19,893,485
     Less transactions costs                                                                   1,462,768
     ----------------------------------------------------------------------------------------------------
     Net proceeds                                                                             18,430,717

     Net assets disposed                                                                       6,673,437
     ----------------------------------------------------------------------------------------------------
     Gain on disposal                                                                         11,757,280
     ----------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------

     Net assets disposed of:
     Assets
          Cash and cash equivalents                                                            2,229,908
          Accounts receivable                                                                  8,485,258
          Inventory                                                                              433,631
          Prepaid expenses                                                                     1,288,229
          Capital assets                                                                       2,751,656
     ----------------------------------------------------------------------------------------------------
                                                                                              15,188,682
     ----------------------------------------------------------------------------------------------------

     Liabilities
          Accounts payable and accrued liabilities                                             6,717,100
          Deferred revenue                                                                     1,629,145
          Future income tax liabilities                                                          169,000
     ----------------------------------------------------------------------------------------------------
                                                                                               8,515,245
     ----------------------------------------------------------------------------------------------------
                                                                                               6,673,437
     ----------------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------------

     The Corporation provided warranties for claims against CBL for conditions existing prior to the sale. All warranties expired in fiscal 2005, except for the warranties related to tax matters, which will expire in fiscal 2010. A provision related to those warranties was made in the determination of the gain.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


8.   COMMITMENTS

     The Corporation is committed under operating leases for a total amount of approximately $1,394,000. The minimum payments due in each of the forthcoming years are as follows:

                                                        $

                       2006                          370,000
                       2007                          292,000
                       2008                          244,000
                       2009                          244,000
                       2010                          244,000


9.   SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two reportable geographic segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Corporation evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                                               North
                                                              America              Europe           Total
                                                          ---------------------------------------------------
     2005
     Revenue                                                  2,899,252           3,196,781        6,096,033
     Loss before taxes                                       (5,965,661)         (1,397,393)      (7,363,054)
     Identifiable assets                                      6,538,484           1,396,047        7,934,531

     2004
     Revenue                                                  1,503,184           3,846,030        5,349,214
     Loss before taxes                                       (6,799,588)           (330,342)      (7,129,930)
     Identifiable assets                                     12,077,507           3,913,194       15,990,701

     2003
     Revenue                                                  3,423,142          28,259,394       31,682,536
     Income before taxes                                      7,670,884           2,304,333        9,975,217
     Identifiable assets                                     19,596,545           4,429,282       24,025,827

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


10.  FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of the Corporation's financial assets and liabilities approximate their fair values at July 31, 2005 due to their short-term nature.

     CREDIT RISK

     The Corporation's exposure to credit risk as of July 31, 2005, is equal to the carrying amount of its financial assets.

     CONCENTRATION OF CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers. As at July 31, 2005, three customers represented 55% (three customers represented 87% in 2004) of accounts receivable.

     CURRENCY RISK

     The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

     As at July 31, 2005 and 2004, the Corporation has net current assets (liabilities) denominated in foreign currencies as follows:

                                                                                 2005            2004
                                                                            -----------------------------
                                                                                (in Canadian dollars)

     U.S. dollar                                                                 126,201         818,756
     Pounds sterling                                                              36,198       1,055,219
     Euros                                                                       (74,124)        100,760


11.  SIGNIFICANT CUSTOMERS

     For the year ended July 31, 2005, the Corporation generated approximately 20% of its revenues from one customer (36% from two customers in 2004).

12.  COMPARATIVE FIGURES

     Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES

     The Corporation does not have material differences between Canadian and United States generally accepted accounting principles.

     The following items present other supplementary disclosures required under United States generally accepted accounting principles.

     Accounts receivable are net of allowance for doubtful accounts of $18,909 (nil in 2004).

     Accounts payable and accrued liabilities are comprised of the following:

                                                                               2005             2004
                                                                          -----------------------------
                                                                                 $               $

     Trade accounts                                                            594,026         605,821
     Accrued payroll payable and related expenses                              844,095       1,125,881
     Other                                                                      47,476         149,411
     --------------------------------------------------------------------------------------------------
                                                                             1,485,597       1,881,113
     --------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------

     COMPREHENSIVE INCOME

     The Corporation has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". There are no material differences between the Corporation's net loss as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate Statement of comprehensive income has not been presented.

     STOCK-BASED COMPENSATION

     The Corporation accounts for its stock-based compensation for options granted prior to August 1, 2003 using the intrinsic value method prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". U.S. GAAP requires companies that follow this method to make pro forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by SFAS No. 123, "Accounting for Stock Based Compensation", had been applied for the periods presented. For options granted as of August 1, 2003, the Corporation has adopted the fair value method, on a prospective basis.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

     STOCK-BASED COMPENSATION (CONTINUED)

     The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis, giving effect to the pro forma compensation expense relating to stock options granted to employees after July 1, 1995 and prior to August 1, 2003, in accordance with SFAS 123.

                                                     JULY 31, 2005      July 31, 2004    July 31, 2003
                                                    ------------------------------------------------------
                                                           $                  $                $

     Net (loss) income, as reported                       (7,363,054)        (7,129,930)       9,793,081
     Pro forma expense                                      (460,948)          (615,749)        (482,038)
     -----------------------------------------------------------------------------------------------------
     Pro forma net (loss) income                          (7,824,002)        (7,745,679)       9,311,043
     -----------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------

     Pro forma basic and diluted loss per share                (0.61)             (0.59)            0.71


     SFAS 123 requires that the pro forma compensation expense be recognized over the service period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal year 2003.

                                                                                             July 31, 2003
                                                                                            ---------------

     Risk-free interest rate                                                                       4.80%
     Dividend yield                                                                                   -%
     Volatility factor of the expected market
       price of the Corporation's common stock                                                       87%
     Expected life                                                                               7 years

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

     ADOPTION OF NEW ACCOUNTING POLICIES

     Consolidation of Variable Interest Entities

     In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46 did not have an impact on the Corporation's consolidated financial statements.

     Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities

     In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The adoption of this standard did not have an impact on the Corporation's consolidated financial statements.

     Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

     RECENT PRONOUNCEMENTS

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4". The provisions of SFAS No. 151 will be effective beginning in the first quarter of fiscal 2006. The adoption of SFAS No. 151 is not expected to have any impact on the Corporation's consolidated financial statements.

     In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29." This standard eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets. The standard is effective January 1, 2006. The adoption of SFAS No. 153 is not expected to have a material impact on the Corporation's consolidated financial statements.

     In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of July 1, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Corporation has not yet assessed the impact of adopting SFAS No. 123(R) on its consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------


13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

     RECENT PRONOUNCEMENTS (CONTINUED)

     In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"), which requires and entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2006. The Corporation is currently evaluating the effect that the adoption of FIN 47 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest praticable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2007. The Corporation is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

                              SAND TECHNOLOGY INC.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SAND TECHNOLOGY INC.

November 2, 2005                             /s/ ARTHUR RITCHIE
                                             ----------------------------------
                                             Arthur Ritchie
                                             Chairman of the Board, President
                                             and Chief Executive Officer